SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

 or

( ) TRANSITION REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

HARDINGE INC. RETIREMENT PLAN

(Name of Plan)

HARDINGE INC

 (Name of Issuer of the securities held pursuant to the Plan)

0-15760

(Commission File Number)

One Hardinge Drive Elmira, NY 14902

(Address of principal executive offices)  (Zip code)

Registrant’s telephone number including area code: (607) 734-2281

HARDINGE INC. RETIREMENT PLAN

Documents filed as part of this report:

Financial Statements

Exhibit:

Exhibit 23.    Consent of Independent Registered Public Accounting Firm

Signature

SIGNATURE

THE PLAN Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARDINGE INC. RETIREMENT PLAN
(Name of Plan)

June 28, 2013	By	:/s/ Edward J. Gaio
Date	Edward J. Gaio
Vice President and CFO of Hardinge Inc., issuer of the securities held pursuant to the Plan, and a Member of the Hardinge Inc. Retirement Plan Committee

HARDINGE INC. RETIREMENT PLAN

Financial Statements as of

December 31, 2012 and 2011

Together with

Report of Independent Registered

Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of the

Hardinge Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Hardinge Inc. Retirement Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  The Plan’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements as a whole.  The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Bonadio & Co., LLP

Pittsford, New York

June 25, 2013

HARDINGE INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011

INVESTMENTS, at fair value:
Money market funds	$88,376	$169,706
Common collective trust	7,753,270	7,149,700
Hardinge Inc. common stock	1,246,327	1,005,072
Mutual funds	27,456,488	23,236,513

Total investments	36,544,461	31,560,991

RECEIVABLES:
Accrued income	5	11
Employer contributions	1,443,427	1,277,108
Notes receivable from participants	732,506	696,333

Total receivables	2,175,938	1,973,452

ACCRUED TRUSTEE FEE	(155)	(136)

OTHER PAYABLE	-	(3,226)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	38,720,244	33,531,081

ADJUSTMENT TO CONTRACT VALUE FROM FAIR VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(390,319)	(331,077)

NET ASSETS AVAILABLE FOR BENEFITS	$38,329,925	$33,200,004

The accompanying notes are an integral part of these statements.

HARDINGE INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

INVESTMENT INCOME:
Net appreciation (depreciation) of investments	$2,675,071	$(807,996)
Interest and dividends	820,037	723,633

Total investment income (loss)	3,495,108	(84,363)

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	29,750	32,366

CONTRIBUTIONS:
Employer	1,603,740	1,425,836
Participant	1,441,235	1,326,105
Rollover	-	4,217
Other	373	3,192

Total contributions	3,045,348	2,759,350

PAYMENTS:
Benefits paid to participants	(1,420,283)	(2,068,222)
Other	(20,002)	(9,329)

Total payments	(1,440,285)	(2,077,551)

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	5,129,921	629,802

NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	33,200,004	32,570,202

NET ASSETS AVAILABLE FOR BENEFITS - end of year	$38,329,925	$33,200,004

The accompanying notes are an integral part of these statements.

HARDINGE INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

1.                       DESCRIPTION OF THE PLAN

The following brief description of the Hardinge Inc. Retirement Plan (the Plan), formerly the Hardinge Inc. Savings Plan, provides only general information.  Participants should refer to the Plan and associated Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible domestic employees of Hardinge Inc. (the Company or the Plan Sponsor).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All employees are eligible to begin salary deferrals upon employment.   Employees are eligible to receive employer matching and non-elective contributions as of the January 1 or July 1 following the completion of one year of service, which includes at least 1,000 hours of service.

Vesting

Participants are immediately vested in all salary deferrals and employer matching contributions and earnings thereon.  Vesting in employer non-elective contributions is based on years of vesting service.  Participants vest 20% each year after the second year of vesting service and are fully vested after six years of service.

Contributions

Participants may make voluntary pre-tax contributions in the form of salary reductions up to 100% of their annual compensation, as defined, subject to certain limitations under the terms of the Plan and Internal Revenue Code (IRC).

The Company matches 25% of the voluntary contributions made by an eligible participant up to 4% of the participant’s current compensation, as defined, for a maximum potential 1% Plan Sponsor contribution.  Additionally, the Company makes a non-elective contribution of 4% of the participant’s compensation, as defined, for all eligible participants

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, but no more than 50% of the participant’s employee deferral and rollover balances.  The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates at the time of the loan as determined by the Plan’s Loan Committee.  Typically, the interest rate charged is prime rate plus 1%.  Principal and interest are paid through payroll deductions over a term of five years, except for loans used to purchase a participant’s principal residence, which may be repaid over a time determined to be reasonable by the Plan’s Loan Committee, but no longer than ten years.

1.                       DESCRIPTION OF THE PLAN (Continued)

Hardship Withdrawals

Hardship withdrawals from the Plan are permitted under certain circumstances.

Benefit Payments

Upon termination of service, a participant may elect to leave his or her funds in the Plan, receive a lump-sum amount equal to the value of the account, or rollover their funds into another plan in accordance with Plan provisions.

2.                       SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

As required by generally accepted accounting principles, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common collective trust.  As required by generally accepted accounting principles, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are stated at fair value.  Money market funds are stated at cost, which approximates fair value.  The Plan’s interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.  Hardinge Inc. common stock and mutual funds are valued at the last reported sales price on the last business day of the plan year.  Where quoted market values are not available, the investment is valued at the most recent sales, trade, or current bid price.  Purchases, sales, and interest income are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.

Investments are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in values in the near term would materially affect participants’ account balances and the amount reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

2.                       SUMMARY OF ACCOUNTING POLICIES (Continued)

Fair Value Measurement - Definition and Hierarchy

The Plan uses various valuation techniques in determining fair value.  FASB Accounting Standards Codification 820 (ASC 820) establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.  Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan.  Unobservable inputs are inputs that reflect the Plan’s assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•                  Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.  Valuation adjustments are not applied to Level 1 instruments.  Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

The Plan’s investments in money market funds, Hardinge Inc. common stock, and mutual funds are valued using Level 1 inputs.

•                  Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

The Plan’s investments in the common collective trust are valued using Level 2 inputs.

•      Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Plan does not have any investments that are valued using Level 3 inputs.

The availability of observable inputs can vary and is affected by a wide variety of factors.  To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.  Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3.  In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Administrative Expenses

The Company has elected to pay certain administrative expenses of the Plan which, if not paid by the Company, will be paid by the Plan.

Benefit Payments

Benefit payments are recorded when paid.

2.                       SUMMARY OF ACCOUNTING POLICIES (Continued)

Forfeitures

Forfeitures of employer non-elective contributions are used to reduce future employer contributions.  There were forfeitures of non-vested employer non-elective contributions of $7,807 and $4,808 in 2012 and 2011, respectively.  At December 31, 2012 and 2011, there was $23,750 and $15,552 available to offset future employer contributions, respectively.  There were no forfeitures used to reduce employer contributions in 2012.  In 2011, non-elective contributions of $54,421 were used to offset employer contributions.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates and assumptions.

3.                       INVESTMENTS

The following investments represented 5% or more of the Plan’s net assets available for benefits at December 31:

	2012	2011

Vanguard Retirement Savings Trust	$7,753,270	$7,149,700
Vanguard 500 Index Fund Investor Shares	5,113,040	4,614,942
Vanguard Target Retirement 2015	4,752,196	3,870,455
Vanguard Wellington Fund Investor Shares	2,404,192	2,169,744
Vanguard Total Bond Market Index Fund	2,374,337	2,215,550
Vanguard Target Retirement 2025	2,378,808	1,795,324
Other investments, individually less than 5%	11,768,618	9,745,276

	$36,544,461	$31,560,991

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

	2012	2011

Hardinge Inc. common stock	$214,003	$(199,941)
Mutual funds	2,461,068	(608,055)

	$2,675,071	$(807,996)

3.                       INVESTMENTS (Continued)

The following are measured at fair value on a recurring basis as of December 31, 2012:

Description	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total

Money market funds	$88,376	$-	$-	$88,376
Common collective trust	-	7,753,270	-	7,753,270
Hardinge Inc. common stock	1,246,327	-	-	1,246,327
Mutual funds - bonds	2,374,337	-	-	2,374,337
Mutual funds - domestic equity	8,905,260	-	-	8,905,260
Mutual funds - international equity	1,947,150	-	-	1,947,150
Mutual funds - balanced	14,229,741	-	-	14,229,741

	$28,791,191	$7,753,270	$-	$36,544,461

The following are measured at fair value on a recurring basis as of December 31, 2011:

Description	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total

Money market funds	$169,706	$-	$-	$169,706
Common collective trust	-	7,149,700	-	7,149,700
Hardinge Inc. common stock	1,005,072	-	-	1,005,072
Mutual funds - bonds	2,215,550	-	-	2,215,550
Mutual funds - domestic equity	8,336,339	-	-	8,336,339
Mutual funds - international equity	1,738,134	-	-	1,738,134
Mutual funds - balanced	10,946,490	-	-	10,946,490

	$24,411,291	$7,149,700	$-	$31,560,991

4.                       TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 11, 2011 that the Plan and related trust are designed in accordance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the accompanying financial statements.

For benefit plans, tax-exempt status itself is deemed to be an uncertainty, as events could potentially occur to jeopardize their tax-exempt status.  As of December 31, 2012 and 2011, the Plan does not have any uncertain tax positions.  The Plan files the Annual Report/Return of Employee Benefit Plan (Form 5500) in the U.S. federal jurisdiction.  The Plan is no longer subject to U.S. federal tax examinations for years before 2009.

5.      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions set forth by ERISA.  In the event of Plan termination, all participants will become 100% vested in their accounts and their accounts will be paid to them as provided by the plan document.

6.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to net assets available for benefits per Form 5500 at December 31:

	2012	2011

Net assets available for benefits per the financial statements	$38,329,925	$33,200,004

Adjustment to fair value from contract value for fully benefit-responsive investment contracts	390,319	331,077

Net assets available for benefits per Form 5500	$38,720,244	$33,531,081

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the change in net assets available for benefits per Form 5500 for the years ending December 31:

	2012	2011

Change in net assets available for benefits per the financial statements	$5,129,921	$629,802

Change in adjustment to fair value from contract value for fully benefit-responsive investment contracts	59,252	45,526

Change in net assets available for benefits per Form 5500	$5,189,163	$675,328

7.      PARTY-IN-INTEREST TRANSACTIONS

Vanguard Fiduciary Trust Company (Vanguard) and Chemung Canal Trust Company (Chemung) are the trustees of the Plan.  The Company is the Plan sponsor.  As such, transactions among Vanguard, Chemung, the Company, and the Plan qualify as party-in-interest transactions.  Additionally, participant loans are party-in-interest transactions.

8.      SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 25, 2013, which is the date the financial statements were available to be issued.

HARDINGE INC. RETIREMENT PLAN

SUPPLEMENTAL SCHEDULE

Schedule I

HARDINGE INC. RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER 16-0470200

PLAN NUMBER 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

	(b)	(c)
	Identity of Issue,	Description of Investment, Including		(e)
	Borrower, Lessor or	Maturity Date, Rate of Interest, Collateral,	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost**	Value

	MONEY MARKET FUNDS:
	Federated Prime Obligation Fund	Money Market Fund (49,870 units)		$49,870
*	Vanguard Prime Money Market Fund	Money Market Fund (38,506 units)		38,506

				88,376

	COMMON COLLECTIVE TRUST:
*	Vanguard Retirement Savings Trust	Common Collective Trust (7,362,951 units)		7,753,270

	HARDINGE INC. COMMON STOCK:
*	Hardinge Inc.	125,112 shares		1,246,327

	MUTUAL FUNDS:
	Brandywine Fund	Mutual Fund (441 units)		10,354
	Royce Total Return Fund-Financial Intermediary Shares	Mutual Fund (6,377 units)		87,492
	T. Rowe Price Equity Income Fund Advisor Class	Mutual Fund (6,969 units)		183,904
	Turner Funds: Turner Midcap Growth Fund; Class I Shares	Mutual Fund (33,159 units)		1,116,116
*	Vanguard 500 Index Fund Investor Shares	Mutual Fund (38,935 units)		5,113,040
*	Vanguard Explorer Fund	Mutual Fund (1,087 units)		86,419
*	Vanguard Growth Equity Fund	Mutual Fund (18,573 units)		228,081
*	Vanguard International Growth Fund	Mutual Fund (85,735 units)		1,652,108
*	Vanguard Mid-Cap Index Fund	Mutual Fund (9,954 units)		223,673
*	Vanguard Mid-Cap Value Index Fund	Mutual Fund (17,504 units)		405,401
*	Vanguard Small-Cap Index Fund Investor Shares	Mutual Fund (37,449 units)		1,450,780
*	Vanguard Target Retirement 2010 Fund	Mutual Fund (2,359 units)		56,921
*	Vanguard Target Retirement 2015 Fund	Mutual Fund (355,172 units)		4,752,196
*	Vanguard Target Retirement 2020 Fund	Mutual Fund (61,156 units)		1,457,352
*	Vanguard Target Retirement 2025 Fund	Mutual Fund (175,041 units)		2,378,808
*	Vanguard Target Retirement 2030 Fund	Mutual Fund (7,801 units)		182,385
*	Vanguard Target Retirement 2035 Fund	Mutual Fund (91,343 units)		1,287,017
*	Vanguard Target Retirement 2040 Fund	Mutual Fund (8,365 units)		193,908
*	Vanguard Target Retirement 2045 Fund	Mutual Fund (34,056 units )		495,521
*	Vanguard Target Retirement 2050 Fund	Mutual Fund (466 units )		10,769
*	Vanguard Target Retirement 2055 Fund	Mutual Fund (336 units )		8,335
*	Vanguard Target Retirement 2060 Fund	Mutual Fund (20 units )		446
*	Vanguard Target Retirement Income	Mutual Fund (82,190 units)		1,001,891
*	Vanguard Total Bond Market Index Fund	Mutual Fund (214,097 units)		2,374,337
*	Vanguard Total International Stock Index Fund	Mutual Fund (19,696 units)		295,042
*	Vanguard Wellington Fund Investor Shares	Mutual Fund (71,046 units)		2,404,192

				27,456,488

	Total investments			$36,544,461

	NOTES RECEIVABLE FROM PARTICIPANTS			$732,506

*	Denotes party-in-interest
**	Cost omitted as these investments are participant directed

The accompanying notes are an integral part of this schedule.